UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:            ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Item 1.01 Entry Into a Material Definitive Agreement

Sanofi Collaboration and Licence Agreement

On January 4, 2022, Exscientia AI Ltd, a wholly owned subsidiary of Exscientia plc (together, “Exscientia” or “we”) entered into a Collaboration and Licence Agreement (the “CLA”) with Sanofi S.A. (“Sanofi”), pursuant to which we will use our artificial intelligence-driven, end-to-end integrated platform to discover and validate novel targets in the oncology and immunology therapeutic areas. We will collaborate with Sanofi to advance certain of these targets into small molecule inhibitor drug research projects and accelerate the identification of certain small molecule development candidates.

The Collaboration and Financial Terms

Sanofi will make an upfront cash payment of $100 million to us on signing the CLA. Under the CLA, Exscientia and Sanofi may initiate up to 15 novel small molecule programmes. Each programme, if successfully researched, developed and/or commercialised, will yield research, clinical development, regulatory, and commercial milestone payments of up to approximately $343 million including up to $193 million in the aggregate for certain specified research, development and regulatory milestones, and up to $150 million in the aggregate for certain specified commercial milestones. The CLA could potentially provide us with up to approximately $5.2 billion in aggregate milestone payments across all 15 potential programmes.

In the case that a therapeutic product resulting from the research collaboration is commercialised, we will also be eligible to receive tiered royalties on net sales ranging from high-single-digits to mid-teens. We also have an option for clinical co-investment which, if exercised, would increase the tiered royalty rates to up to 21% on net sales of co-funded products.

The collaboration may utilise Exscientia’s AI-based capabilities and precision medicine platform from target identification through patient selection. Once a target is identified, Exscientia will be responsible for leading the design, translational and early preclinical studies to determine development candidates. Upon Sanofi’s selection of a compound as a development candidate, Sanofi will be solely responsible for the IND-enabling studies and clinical development, manufacturing and commercialisation of such development candidate at its own cost and expense. Under the CLA, Sanofi has agreed to use commercially reasonable efforts to obtain regulatory approval for at least one qualifying small molecule product in at least one agreed upon major market.

The research component of the collaboration will be overseen by a joint steering committee comprised of an equal number of representatives from each of Exscientia and Sanofi. Exscientia and Sanofi may agree to utilise our precision medicine platform for patient enrichment in Sanofi’s non-small molecule programmes.

Exclusive Licence and Intellectual Property

Pursuant to the CLA, Exscientia granted to Sanofi an exclusive license (with the right to grant sublicenses through multiple tiers) to the intellectual property that is the subject of each small molecule research programme for all purposes, throughout the world. Sanofi has the right to control the prosecution and maintenance of any patent rights related to intellectual property that is the subject of each small molecule research programme.

Exclusivity

After the CLA’s effective date, we are subject to varying exclusivity arrangements for specified periods of time which limit our ability to conduct research and development, manufacturing or commercialisation activities (whether ourselves or in conjunction with a third party) with respect to compounds and targets which are within the scope of the CLA and with respect to certain agreed pathways of interest.

Termination

The CLA contains standard termination provisions, including for material breach or insolvency and for Sanofi’s convenience. Certain of these termination rights can be exercised in respect of a given target, or in respect of the CLA as a whole. In certain circumstances, upon termination, we have the right to terminate the licences granted to Sanofi and to pursue the development, manufacture and commercialisation of the product candidates.

The above description of certain terms of the CLA does not purport to be complete and is qualified in its entirety by reference to the full text of the CLA, a redacted copy of which Exscientia intends to file as an exhibit to its Form 20-F for the fiscal year ending December 31, 2021.

On January 7, 2021, Exscientia issued a press release announcing the collaboration with Sanofi, a copy of which is attached to this Form 6-K as Exhibit 99.1. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the registrant under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 7, 2022, Exscientia and Sanofi Establish Strategic Research Collaboration to Develop AI-driven Pipeline of Precision-Engineered Medicines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	January 7, 2022	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer